U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                             ENVIROKARE TECH, INC.,
                              a Nevada corporation
             (Exact name of registrant as specified in its charter)


            NEVADA                                       880412549
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


      2470 Chandler, Suite 5, Las Vegas, Nevada                    89120
(Address of registrant's principal executive offices)            (Zip Code)


                                  702.262.1999
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

           Title of Each Class                   Name of Each Exchange on which
           to be so Registered:                  Each Class is to be Registered:

                 None                                        None

Securities to be registered under Section 12(g) of the Act:

      Common Stock, Par Value $.001
            (Title of Class)


                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010

                             Envirokare Tech, Inc.,
                              a Nevada corporation

      Index to Amendment Number Three to Form 10-SB Registration Statement


Item Number and Caption                                               Page

13.       Financial Statements                                         3

15.       Financial Statements and Exhibits                            3

15(a)     Index to Financial Statements                                3
          Financial Statements                                  F-1 through F-10

          Signatures                                                   4

Item 13. Financial Statements

Copies of the Company's Unaudited Financial Statements for the six month period ended June 30, 1999, as required by Item 310(g) of Regulation S-B are filed with this Amendment Number Four to the Company's Registration Statement Form 10-SB.

Item 15. Financial Statements and Exhibits

(a)  Index to Financial Statements.                             Page
                                                                ----

Independent  Auditor's Report for Fiscal
Year ended December 31, 1998                                    F-1

Statements  of Financial  Position as at
December  31, 1998  (audited)  and as at
June 30, 1999 (unaudited)                                       F-2

Statements of Operations and Accumulated
Deficit  for Period  from June 15,  1998
(inception)   to   December   31,   1998
(audited),  Period  from  June 15,  1998
(inception) to June 30, 1999 (unaudited) and for the Six-Month Period Ended June
30, 1999 (unaudited) F-3

Statements of Cash Flows for Period from
June 15,  1998  (inception)  to December
31, 1998 (audited), for Period from June
15,  1998  (inception)  to June 30, 1999
(unaudited) and for the Six-Month Period
Ended June 30, 1999 (unaudited) F-4

Unaudited  Statements  of  Stockholders'
Equity  For  Period  from June 15,  1998
(inception) to June 30, 1999                                    F-5

Notes  to   Financial   Statements                        F-6 through F-10

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 4 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, Nevada, on November 4, 1999.


                                                  Envirokare Tech, Inc.,
                                                  a Nevada corporation


                                                  By: /s/ Charles W. Thomas
                                                      -------------------------
                                                       Charles W. Thomas
                                                  Its: President

                                  [LETTERHEAD]

Board of Directors
Envirokare Tech, Inc.
2470 Chandler, Suite 5
Las Vegas, Nevada  89120


                          Independent Auditor's Report


We have audited the accompanying balance sheet of Envirokare Tech, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations and accumulated deficit, stockholders' equity and cash flows for the period from June 15, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Envirokare Tech, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from June 15, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception on June 15, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. Management's plans regarding those matters also are described in Note 2. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Williams & Webster, P.S.

William & Webster, P.S.
Spokane, Washington
February 26, 1999

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        STATEMENTS OF FINANCIAL POSITION
                                  June 30, 1999

                                                                                                 December 31,           June 30,
                                                                                                     1998                 1999
                                                                                                                       (Unaudited)


ASSETS
   CURRENT ASSETS
         Cash                                                                               $       2,388          $       4,835
         Prepaid expenses                                                                             730                  3,387
                                                                                            -------------          -------------
              TOTAL CURRENT ASSETS                                                                  3,118                  8,222
                                                                                            -------------          -------------

   PROPERTY AND EQUIPMENT
         Furniture and fixtures                                                                     1,014                  1,014
         Office equipment                                                                           2,645                  6,488
              Less accumulated depreciation                                                          (149)                  (475)
                                                                                            -------------          -------------
              TOTAL PROPERTY AND EQUIPMENT                                                          3,510                  7,027
                                                                                            -------------          -------------

   OTHER ASSETS
         Patent costs acquired from related party                                                  33,330                 33,330
                                                                                            -------------          -------------
              TOTAL OTHER ASSETS                                                                   33,330                 33,330
                                                                                            -------------          -------------

         TOTAL ASSETS                                                                       $      39,958          $      48,579
                                                                                            =============          =============

LIABILITIES & STOCKHOLDERS' EQUITY
   CURRENT LIABILITIES
         Reimbursement due                                                                  $       1,847          $       1,847
         Consulting fees payable, related party                                                      --                   21,000
         Consulting fees payable                                                                     --                    3,165
         Accrued interest, related party                                                              573                  3,670
         Accrued interest                                                                            --                      307
         Notes payable                                                                               --                   14,500
         Notes payable, related party - short term                                                 61,965                 61,965
                                                                                            -------------          -------------
              TOTAL CURRENT LIABILITIES                                                            64,385                106,454
                                                                                            -------------          -------------

   COMMITMENTS AND CONTINGENCIES                                                                     --                     --
                                                                                            -------------          -------------

   STOCKHOLDERS' EQUITY
         Common stock, 200,000,000 shares  authorized, $0.001  par  value;
              5,000,000 and 5,076,540 shares issued and outstanding
              at December 31, 1998 and June 30, 1999, respectively                                  5,000                  5,077
         Additional paid-in capital                                                                 5,000                 43,193
         Subscriptions received                                                                      --                   27,530
         Accumulated deficit during developmental stage                                           (34,427)              (133,675)
                                                                                            -------------          -------------
         TOTAL STOCKHOLDERS' EQUITY                                                               (24,427)               (57,875)
                                                                                            -------------          -------------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $      39,958          $      48,579
                                                                                            =============          =============


   The accompanying notes are an integral part of these financial statements

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
         For the Period from inception on June 15, 1998 to June 30, 1999


                                               Period from                                     Period from
                                              June 15, 1998             Six months            June 15, 1998
                                             (Inception) to               Ended              (Inception) to
                                               December 31               June 30                June 30
                                                  1998                    1999                    1999
                                                                       (Unaudited)             (Unaudited)

REVENUES                                       $      --               $      --               $      --
                                               -----------             -----------             -----------

EXPENSES

      Consulting fees, related party                10,000                  30,000                  40,000
      Other consulting fees                          6,700                  10,500                  17,200
      Rent                                           2,920                   5,874                   8,794
      General and administrative                     4,085                  14,424                  18,509
      Transfer agent fees                            1,353                    --                     1,353
      Depreciation and amortization                    149                     326                     475
      Interest - notes payable                         573                   3,404                   3,977
      Listing expenses and filing fees               8,647                  15,936                  24,583
      Legal and accounting                            --                    18,784                  18,784
                                               -----------             -----------             -----------
           TOTAL EXPENSES                           34,427                  99,248                 133,675

NET LOSS FROM OPERATIONS                           (34,427)                (99,248)               (133,675)

ACCUMULATED DEFICIT, BEGINNING BALANCE                --                   (34,427)                   --
                                               -----------             -----------             -----------

ACCUMULATED DEFICIT, ENDING BALANCE            $   (34,427)            $  (133,675)            $  (133,675)
                                               ===========             ===========             ===========

      NET LOSS PER COMMON SHARE                $     (0.01)            $     (0.02)            $     (0.03)
                                               ===========             ===========             ===========

      WEIGHTED AVERAGE NUMBER OF
           COMMON SHARES OUTSTANDING             5,000,000               5,044,648               5,021,431
                                               ===========             ===========             ===========


    The accompanying notes are an integral part of these financial statements

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                             STATEMENTS OF CASHFLOWS
         For the Period from inception on June 15, 1998 to June 30, 1999


                                                                           Period from                        Period from
                                                                          June 15, 1998        Six months   June 15, 1998
                                                                          (Inception) to         Ended      (Inception) to
                                                                           December 31           June 30       June 30
                                                                              1998                1999           1999
                                                                                               (Unaudited)    (Unaudited)

Cash flows from operating activities
      Net loss                                                              $ (34,427)       $ (99,248)       $(133,675)
      Adjustments to reconcile net loss
           to net cash used by operating activities:
      Depreciation and amortization                                               149              326              475
      Increase in prepaid expenses                                               (730)          (2,657)          (3,387)
      increase in accrued interest, to related party                              573            3,097            3,670
      Expenses paid by note payable to related party                            2,870             --              2,870
      Increase in accrued expenses                                               --              3,472            3,472
      Increase in accrued expenses to related party                              --             21,000           21,000
                                                                            ---------        ---------        ---------

      Net cash used by operating activities                                   (31,565)         (74,010)        (105,575)
                                                                            ---------        ---------        ---------

Cash flows from investing activities:
      Equipment                                                                (1,047)          (3,843)          (4,890)
                                                                            ---------        ---------        ---------

      Net cash used in investing activities                                    (1,047)          (3,843)          (4,890)
                                                                            ---------        ---------        ---------

Cash flows from financing activities:
      Proceeds from sales and subscriptions of common stock                    10,000           65,800           75,800
      Proceeds from issuance of notes payable to related party                 25,000             --             25,000
      Proceeds from issuance of notes payable                                    --             14,500           14,500
                                                                            ---------        ---------        ---------

      Net cash provided by financing activities                                35,000           80,300          115,300
                                                                            ---------        ---------        ---------

Increase in cash                                                                2,388            2,447            4,835
                                                                            ---------        ---------        ---------

Cash, beginning of period                                                        --              2,388             --
                                                                            ---------        ---------        ---------

Cash, end of period                                                         $   2,388        $   4,835        $   4,835
                                                                            =========        =========        =========

      Interest paid                                                              --               --               --
                                                                            =========        =========        =========

      Income taxes paid                                                          --               --               --
                                                                            =========        =========        =========

NON-CASH TRANSACTIONS
      Note issued for purchase of equipment and operating expenses
      to related party                                                      $   3,635        $    --          $   3,635
      Note issued for pending patent to related party                       $  33,330        $    --          $  33,330
      Reimbursement due for purchase of equipment                           $   1,847        $    --          $   1,847


    The accompanying notes are an integral part of these financial statements

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                                  STATEMENTS OF
                          STOCKHOLDERS' EQUITY
         For the Period from inception on June 15, 1998 to June 30, 1999

                                                      Common Stock
                                              ------------------------                                                    Total
                                                Number                    Additional     Subscriptions   Accumulated   Stockholders'
                                               of Shares      Amount    Paid-in Capital    Received         Deficit       Equity
                                              -----------   ----------  ---------------   ----------     -----------   -------------
Issuance of common stock in June, 1998:
     For cash at $.002 per share               5,000,000    $    5,000    $    5,000      $     --        $     --      $   10,000

Loss for period ending, December 31, 1998                                                                    (34,427)      (34,427)
                                              ----------    ----------    ----------      ----------      ----------    ----------

Balance
     December 31, 1998                         5,000,000         5,000         5,000            --           (34,427)      (24,427)

Six Months Ended June 30, 1999 - Unaudited

Issuance of common stock in March, 1999:
     For cash at $.50 per share                   76,540            77        38,193                                        38,270

Subscriptions received in May, 1999:
     For cash at $1.00 per share                                                                              27,530        27,530

Loss for period ending, June 30, 1999            (99,248)      (99,248)
                                              ----------    ----------    ----------      ----------      ----------    ----------

Balance
     June 30, 1999                             5,076,540    $    5,077    $   43,193      $   27,530      $ (133,675)   $  (57,875)
                                              ==========    ==========    ==========      ==========      ==========    ==========


    The accompanying notes are an integral part of these financial statements

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Envirokare Tech, Inc., (hereinafter "the Company", was incorporated in June 1998 under the laws of the State of Nevada. In December 1998, the Company acquired the property, assets and undertakings of a business manufacturing and developing a rubber mold technology and rights to a pending patent for the development of a pallet made of recycled materials. The Company is currently developing marketing and manufacturing plans for the products acquired. The Company maintains an office in Las Vegas, Nevada.

The Company is in development stage, and as of June 30, 1999 had not realized any significant revenues from its planned operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in June 1998. It is primarily engaged in the refinement of manufacturing processes for the development of pallets made of recycled materials.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $34,427 for 1998 and a net loss of $99,248 for the first half of 1999. At December 31, 1998, current liabilities exceeded current assets by $61,267 and at June 30, 1999, current liabilities exceeded current assets by $98,232. The Company, being a development stage enterprise, is currently putting technology in place which will, if successful, mitigate these factors which raise substantial doubt about the Company's ability to continue as a going concern.

The Company is currently reviewing its options to raise substantial equity capital. Management has proceeded as planned in the ongoing development of the recycled rubber pallet. In depth testing and analysis of compounds, extrusion method and equipment modifications have been studied and refined. In order to meet its requisite budge, management has held and continues to hold very strong negotiations with serious investors, which is expected to close pending test results.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per Share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighing them by the amount of time that they were outstanding.

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes

At December 31, 1998 and June 30, 1999, the Company had net operating losses of approximately $34,427 and $99,248, respectively. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits of losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimates.

Year 2000 Issues

Like other companies, Envirokare Tech, Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurance that the Year 2000 issue will not have an impact on the Company's operations.

Reverse Stock Split

During 1999, the Board of Directors authorized a reverse stock split. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1998 have been restated to reflect the reverse stock split.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets. The useful lives of property, plant and equipment for purposes of computing depreciation are five and seven years. The following is a summary of property, equipment and accumulated depreciation.

                               December          Accumulated             June            Accumulated
                               31, 1998      Depreciation through      30, 1999       Depreciation through
                                 Cost         December 31, 1998          Cost           June 30, 1999

Furniture and Fixtures          $1,014              $   50              $1,014              $  130
Office Equipment                 2,645                  99               6,488                 345
                                ------------------------------------------------------------------

                                $3,659              $  149              $7,502              $  475
                                ==================================================================

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 4 - INTANGIBLE ASSETS

The amortization of patent costs will begin when final patents are granted. If the Company does not obtain the patent, these costs of acquiring the patent rights from its originator will be charged to operations.

NOTE 5 - DETAILS OF SHORT-TERM DEBT

Reimbursement due, in the amount of $ 1,847, are monies owing to Timothy Zuch for gift certificates provided to the Company, which were deducted from the purchase price of computer equipment.

Short-term notes payable at June 30, 1999 of $76,465 consist of unsecured notes bearing 10% for Real Morel, 5% for Robert Davidson, and 5% for Red Dawn. On September 2, 1999 the note payable to Robert Davidson was repaid in full including accrued interest (See Notes 4 and 7).

                                                                  Interest as of
Date              Description                     Principal       June 30, 1999
---------         --------------------------      ---------       --------------
8/18/98           Demand promissory note          $  3,635           $  316
                  Payable to Real Morel
9/24/98           Demand promissory note             5,000              384
                  Payable to Real Morel
11/16/98          Demand promissory note            10,000              622
                  Payable to Real Morel
12/15/98          Demand promissory note            33,330            1,808
                  Payable to Real Morel
12/16/98          Demand promissory note            10,000              540
                  Payable to Real Morel
1/19/99           Note payable to                   12,500              279
                  Red Dawn
3/19/99           Note payable to                    2,000               28
                  Robert Davidson                 --------         --------

                  Totals as of June 30, 1999      $76,465            $3,977
                                                  ========         ========

Short-term notes payable at December 31, 1998 of $61,965 consist of unsecured notes bearing 10% interest from a related party (See Notes 4 and 7).

                                                                Interest as of
Date              Description                     Principal    December 31, 1998
---------         --------------------------      ----------  ------------------
8/18/98           Demand promissory note          $  3,635         $    140
                  Payable to Real Morel
9/24/98           Demand promissory note             5,000              132
                  Payable to Real Morel
11/16/98          Demand promissory note            10,000              123
                  Payable to Real Morel
12/15/98          Demand promissory note            33,330              137
                  Payable to Real Morel

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 5 - DETAILS OF SHORT-TERM DEBT (CONTINUED)

12/16/98     Demand promissory note               10,000                 41
             Payable to Real Morel               -------          ---------

             Totals as of June 30, 1999          $61,965          $    573
                                                 =======          ========

NOTE 6 - COMMON STOCK

Upon incorporation, 5,000,000 shares of common stock were sold at $.002 per share, under Regulation D, Rule 504. At year's end, the stock was held by 30 shareholders, none of whom held in excess of ten percent of the stock.

As of June 30, 1999, 5,076,540, shares of common stock were issued and outstanding and 27,530 common shares were to be issued.

On February 22, 1999, the Board of Directors authorized a 2-for-1 reverse stock split of the Company's $.001 par value common stock. As a result of the reverse split, 5,000,000 shares were cancelled and additional paid-in capital was increased by $5,000. The financial statements have been adjusted to reflect the reverse stock split as 5,000,000 shares issued at $.002. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1998 have been restated to reflect the reverse stock split.

NOTE 7 - RELATED PARTIES

Madelyn Thomas, who received $10,000 in consulting fees under the terms of an ongoing contract as of December 31, 1998 and an additional $9,000 (with $21,000 more accrued) as of June 30, 1999 (as described in Note 7) is the wife of the president of the Company, Charles W. Thomas.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company entered into consulting contracts with Susan Westfall and Madelyn Thomas on November 1, 1998 for the purpose of establishing corporate offices on behalf of the Company. The terms of Ms. Westfall's contract specify that she will receive $2,500 per month for the term of the contract, which commences November 1, 1998 and terminates April 30, 1999. The terms of Mrs. Thomas's contract specify that she will receive $5,000 per month for the term of the contract, which commences November 1, 1998 and terminates October 31, 1999. Both contracts provide indemnification against any and all liability and provide for reimbursement of expenses up to a specified amount. The may be terminated upon thirty days written notice by either party. On June 1, 1999, Madelyn Thomas, served the Company 30 days notice, to terminate her consulting contract, to be effective at month's end.

The Company entered into a lease for office space for the period of thirty-six months beginning October 1, 1998. Future annual minimum lease payments for the term of the lease are as follows for the years ending December 31:

                         1999             $ 8,862
                         2000             $ 9,276
                         2001             $ 7,200

                              ENVIROKARE TECH, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 9 - SUBSEQUENT EVENTS

On April 1, 1999, the Company entered into a lease for office space for the period of twelve months beginning April 1, 1999. As of July 31, 1999, the Company and the landlord mutually agreed to cancel the lease without penalty.

The Company has retained Akron Rubber Development Laboratory of Akron, Ohio to test the composite for creep factor and life expectancy. The Company expects test results to greatly exceed minimum industry standards. A first production run of 400 to 500 pallets is expected over the next few months to be integrated into various potential customers for on site testing purposes.